Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Promotes French SME Development in China Through its Local
Business Support Program

Le Havre, December 8, 2009 - At the China-Europa Forum business meeting in Le Havre, France on Tuesday, December 8, 2009, Total joins the Assembly of French Chambers of Commerce and Industry (ACFCI) and the French Chamber of Commerce and Industry in China (CCIFC) in announcing the winner of the 2009 Chamber of Commerce and Industry International Award for China (Prix CCI International Chine 2009). Created to encourage the development of French small and medium-sized enterprises (SMEs) in China, this award recognizes the boldness, professionalism and perseverance of SMEs and entrepreneurs that have successfully launched sustainable businesses in China.
As a sponsor of the event, Total provides the winner, Grenoble-based Airstar (www.airstar-light.com), with funding to support its operations and development in China. Airstar is the inventor and world leader of lighting balloons. This type of support is just one of several methods that Total has adopted to help drive economic growth in its host regions.
In China, Total has already taken on 24 international co-op placements and 16 interns for SMEs. In addition, a business and prospecting mission to China from November 16-20, 2009 allowed six French SMEs from the nutrition, health and wellness industry to improve their knowledge of the market and evaluate export opportunities and potential partnerships with Chinese companies. The mission was organized by the Nord-Pas de Calais International Chamber of Commerce and Industry, with support from Total.
These initiatives currently represent a core component of the local business support program that Total created to help SMEs start up or expand in its host countries or regions. In the past 30 years, Total has helped more than 3,000 SMEs worldwide by providing them with technological, financial and international development assistance through this program. Today, in addition to initiatives in France, the local business support program actively promotes SMEs in Angola, Belgium and the Congo, and has projects underway in Cameroon, Nigeria, Germany and Italy.
Total has been active in China for nearly 30 years, in oil and natural gas exploration and production, refining and marketing, and chemicals. The Group currently owns more than 30 companies with a total workforce of 3,500 employees in China. www.cn.total.com
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Total is one of the world’s leading oil and gas companies, with operations in more than 130 countries. To help meet global energy demand today and tomorrow, Total’s 96,400 employees deploy their skills across the entire oil and gas chain, from exploration and production to refining and marketing, trading, and gas and power. It is also a world-class chemical producer. www.total.com